

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Steven Orbuch
Chief Executive Officer and Chairman of the Board
Sculptor Diversified Real Estate Income Trust, Inc.
9 West 57th Street, 40th Floor
New York, NY 10019

> **Re: Sculptor Diversified Real Estate Income Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-56566**

Dear Steven Orbuch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction